FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For period ending June 2014

GlaxoSmithKline plc
(Name of registrant)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive offices)

Indicate by check mark whether the registrant files or
will file annual reports under cover Form 20-F or Form 40-F

Form 20-F x     Form 40-F

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Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.

Yes      No x
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Notification of Transactions of
Directors and Persons Discharging Managerial Responsibility

Award under the GlaxoSmithKline Deferred Investment Award programme

I give below details of changes in the interests of the under-mentioned Persons Discharging Managerial Responsibility ("PDMRs") in the Ordinary Shares of the Company ("Ordinary Shares") as a result of awards made under the GlaxoSmithKline Deferred Investment Award programme on 12 June, 2014.

Awards are made over notional Ordinary Shares with vesting phased over a specified period to provide long-term alignment with shareholders.  Vesting is subject to the individual not having served the Company notice or having been terminated by the Company for cause.  Notional dividends will accrue on the award during the vesting period through dividend reinvestment in additional notional shares.  On vesting, the award and accrued dividends will be paid in cash.  Executive Directors are not eligible to receive awards under the programme.

For the following PDMRs, 50% of the award will vest on 23 September, 2016, 50% of the remaining balance of the award will vest on 23 September, 2017 and the remainder will then vest on 23 September, 2018.

PDMR	Number of notional Ordinary Shares subject to the award
Roger Connor	24,748.646
Abbas Hussain	30,935.808
David Redfern	24,748.646
Claire Thomas	24,748.646
Patrick Vallance	30,935.808

For the following PDMR, 50% of the award will vest on 23 September, 2017, 50% of the remaining balance of the award will vest on 23 September, 2018 and the remainder will then vest on 23 September, 2019.

PDMR	Number of notional Ordinary Shares subject to the award
Emma Walmsley	30,935.808

All of the above awards were made on 12 June, 2014. The awards were determined using an Ordinary Share price of £16.1625, the average of the high and low prices quoted on the London Stock Exchange on 12 June, 2014.

The Company and PDMRs were advised of these transactions on 13 June, 2014.

This notification is made in accordance with Disclosure and Transparency Rule 3.1.4R(1)(a).

Victoria A Whyte
Company Secretary

13 June, 2014

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

GlaxoSmithKline plc
(Registrant)

Date: June 13, 2014

By: VICTORIA WHYTE
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Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc